UNANIMOUS WRITTEN CONSENT OF THE BOARD OF DIRECTORS OF

AMFIL TECHNOLOGIES INC.

The undersigned, being the Directors of Amfil Technologies Inc. (the "Corporation"), do hereby adopt the following resolution by unanimous written consent and without meeting, pursuant to Section 708 of the New York Business Corporation Law; be it therefore

RESOLVED, the resignation of Noel Nedrick as President and Chief Executive Officer and Director of the corporation is hereby accepted.

RESOLVED, that the proper officers of the Corporation, and each of them, are hereby authorized and empowered on behalf of the Corporation, to do all things and prepare and execute such agreements, documents, certificates, and acknowledgements as may be necessary in order to effectuate the purposes of the foregoing resolution.

IN WITNESS WHEREOF, the undersigned have executed and signed this consent, this 20 Th day of April, 2013.

Wally Kralik

Yarko Mulkewytch

Larry Leverton